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                                                           FOR IMMEDIATE RELEASE



                               JOINT PRESS RELEASE

                       BT INDUSTRIES AB AGREES TO ACQUIRE
                             THE RAYMOND CORPORATION


                  GREENE, NEW YORK, June 16, 1997 - BT Industries AB ("BT") and The Raymond Corporation (Nasdaq: RAYM) ("Raymond") announced today that they have entered into a definitive merger agreement, pursuant to which BT will acquire all of the outstanding capital stock of Raymond for $33.00 per share in cash. The agreement, which was unanimously approved by the Board of Directors of Raymond, provides for a tender offer for Raymond's outstanding shares to be launched by Lift Acquisition Company, Inc., a wholly-owned subsidiary of BT.

                  BT, headquartered in Mjolby, Sweden, is one of the leading European manufacturers of lift-trucks and related materials handling equipment, and markets its products in the United States under BT PRIME-MOVER(TM) brand name. BT's ordinary shares are traded on the Stockholm stock exchange. BT's 1996 revenues were approximately $600 million.

                  The Raymond Corporation is one of the recognized leaders in supplying equipment used in the transportation, storage and selection of products in manufacturing, warehousing and shipping applications. Raymond sells products under its RAYMOND(TM) and DOCKSTOCKER(TM) brands and produces OEM equipment for sale under a variety of brand names.

                  In announcing the acquisition of Raymond, Carl-Erik Ridderstrale, President and Chief Executive Officer of BT, stated "BT
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and Raymond have complimentary product lines and distribution channels and the combination of the companies will increase BT's geographic presence and position BT for continued growth in an increasingly global marketplace."

                  Mr. Ridderstrale continued, "We look forward to working with Raymond's highly competent and dedicated employees, management team and dealer network and are committed to supporting Raymond's future growth with all the resources available to us."

                  Ross K. Colquhoun, Chairman of the Board and Chief Executive Officer of Raymond declared, "Raymond's Board of Directors is pleased to announce the sale of the company at a price which we believe represents an excellent value to our shareholders. BT's offer represents a 27% premium to the stock price on February 28, 1997, the day prior to the announcement of our intention to seek to enhance shareholder value."

                  "We are also pleased that our employees and dealers will be affiliated with a well-regarded company that is committed and able to continue the growth of the RAYMOND(TM) and DOCKSTOCKER(TM) brands. This represents an opportunity and challenge that we believe will be attractive to all of them."

                  Salomon Brothers Inc acted as financial advisor to BT in this transaction and Lehman Brothers acted as financial advisor to Raymond.



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